Rod A. Smith, President, Chief Executive Officer, and Director. Mr. Smith has served as our President, Chief Executive Officer and a member of the Board of Directors since December 2016. Mr. Smith is also the President, Chief Executive Officer, Chief Financial Officer, and a member of the Board of Directors of GPDB, which he founded in 2008. Mr. Smith has extensive business experience specializing in start-up and technology development. He is a dynamic entrepreneurial management strategist with a 25+ year record of achievement and he has demonstrated success by driving growth while providing winning leadership in highly competitive markets. Mr. Smith is skilled in capital formation. In January 1996, he founded InContact (NASDAQ: SAAS) and served as its Chief Executive Officer and Chairman of the board until 2001. InContact was one of the first companies to establish an online billing user interface and offered a variety of voice and data services and was recently sold for $900 million.